FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F..............................

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes....................................No.................X....................

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Third Quarter Results of FY 2003/04

Press Release dated February 4, 2004
Signatures

Contact	Communication to Investors and Media More detailed information at www.leica-geosystems.com 3rd Quarter Results FY 2003/04 (February 2004) George Aase, Investor Relations, Phone +41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems reports solid third quarter results

☐	Sales increase 1.8% to CHF 174.4 million; 3.4% on a currency-adjusted basis;
☐	Order intake of CHF 179.7 million with a corresponding book-to-bill ratio of 1.03;
☐	EBIT of CHF 6.8 million up from CHF 6.5 million (continuing operations) in Q3 FY03;
☐	EBITDA of CHF 23.9 million (13.7%) up from CHF 22.6 million (13.2%) (continuing operations) in Q3 FY03;
☐	Net income of CHF 1.6 million compared with adjusted net income of CHF 2.0 million in Q3 FY03 (excludes contribution from discontinued operations);
☐	Improved net working capital ratio to sales of 15.7% of sales compared with 18.2% in Q3 FY03;
☐	Operating cash flow of CHF 28.5 million up from CHF 11.8 million in Q3 FY03 (continuing operations).

Heerbrugg (Switzerland), 4 February, 2004 - Leica Geosystems (SWX: LGSN) today reported third quarter sales growth of 1.8%, or 3.4% on a local currency basis. The Company stated that underlying demand for its products and solutions remained solid despite the weaker US dollar, with stable demand in Europe and continued momentum in the United States. The Company also reported improved operating earnings, with EBIT of CHF 6.8 million and EBITDA of CHF 23.9 million, or 13.7% of sales. Group net income was CHF 1.6 million, or CHF 0.70 per share. Leica Geosystems generated CHF 28.5 million of operating cash flow in the quarter, and further reduced its net debt down to CHF 150.3 million.

Anticipation building for new product releases

“Business conditions in the third quarter remained stable and we enter the fourth quarter with a healthy order book,” said Hans Hess, CEO of Leica Geosystems. “Our primary challenge over the next few months will be the timely launch and shipment of a significant number of new products, including our new range of TPS and GPS products planned for shipment in the fourth quarter,” concluded Hess.

Moderate sales growth in quarter three

In the Company’s largest division, Surveying & Engineering, sales grew by 2.1%, or 2.6% on a currency-adjusted basis, fueled by healthy demand for both its top-end Surveying Systems (TPS/GPS) as well as its mid-range construction products, particularly in China. Sales growth in the Metrology division was robust (+10.8%), with particularly strong results in the US market. Sales in the Company’s Consumer Products division continued to improve over the previous year (+4.9%), with renewed strength in central Europe and the UK. GIS & Mapping sales were heavily impacted by the weaker US Dollar, which declined by 11.8% in comparison with the previous year. Cyra sales declined by (37.7%) in advance of shipments of its new HDS products, planned for the end of March.

Modest growth in operating profits

Operating expenses in the third quarter increased by CHF 3.7 million over the second quarter, as the Company ramped up its marketing and sales activities in support of several new product launches. Through higher sales volumes and a moderately improved gross margin, Leica Geosystems was nevertheless able to extend its streak of earnings growth, with EBIT for the quarter improving to CHF 6.8 million compared with CHF 6.5 million in the previous year, and EBITDA of CHF 23.9 million, or 13.7% of sales, compared with prior year EBITDA from continuing operations of CHF 22.6 million (13.2% of sales). The Company recorded net income of CHF 1.6 million in the third quarter compared with an adjusted CHF 2.0 million in the previous year (net income for the previous year included CHF 6.0 million in operating profit from discontinued operations, which the Company divested in January 2003). Cash earnings per share were CHF 6.78 in the third quarter, compared with a reported CHF 10.28 in the previous year.

Continued positive operating cash flow

Through significant improvements in its working capital investments, the Company generated cash flow from operations of CHF 28.5 million in the third quarter compared with CHF 11.8 million (continuing operations) in the previous year. Leica Geosystems’ net debt fell by CHF 9.3 million by the end of the quarter, down to CHF 150.3 million.

Further progress made in divestment program

The Company mentioned that in January 2004 (Leica Geosystems’ fourth quarter) it had divested the remaining 25% of its holdings in SwissOptic and Escatec (previously Wiltronic) for a combined CHF 7.1 million. The transactions, for which Leica Geosystems expects to recognize a small profit, will be accounted for in the Company’s fourth quarter results.

Leica Geosystems, 4 February, 2004	2	3rd Quarter Results FY2003/04

Business Outlook — Full Year 2004

(Barring any unforeseen circumstances)

During the fourth quarter Leica Geosystems is expected to begin shipments of several new products. The initial market response to these new products has been very positive, with the expected impact to be reflected in the Company’s sales figures over the next three to six months. In terms of full year’s sales, Leica Geosystems mentioned that since its last guidance statement in November 2003, the US Dollar had weakened further against the Swiss franc. As such, the Company now expects sales growth for the current fiscal year (ending March 31, 2004) to be between 5% and 6%. In terms of earnings, as previously communicated, Leica Geosystems continues to expect its EBITDA margin for the full year to be comfortably above the previous year, and net income for the year to be positive.

* * *

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, 4 February, 2004	3	3rd Quarter Results FY2003/04

3rd Quarter Results FY2003/04 of Leica Geosystems at a Glance

	Current		Prior
	year		year
(in million Swiss Francs)	(27.09.03 to		(28.09.02 to		Changes
	26.12.03)		27.12.02)		(%)

ORDER INTAKE (continuing operations)	179.7	m	180.0	m	-0.2%
SALES (continuing operations)	174.4	m	171.3	m	1.8%
Surveying & Engineering	105.9	m	103.7	m	2.1%
GIS & Mapping	23.2	m	26.3	m	-11.8%
Consumer Products	15.0	m	14.3	m	4.7%
Metrology	18.4	m	16.6	m	10.8%
New Businesses	2.4	m	3.9	m	-37.7%
Special Products (continuing operations)	9.5	m	6.1	m	56.3%
Central Services	0.0	m	0.4	m	—
Gross margin (continuing operations)
in percentage of sales	50.4%		51.3%		-0.9pts
EARNINGS
EBITDA (continuing operations)	23.9	m	22.6	m	5.7%
- in percentage of sales	13.7%		13.2%
EBITA (continuing operations)	19.5	m	18.0	m	8.6%
- in percentage of sales	11.2%		10.5%
EBIT (continuing operations)	6.8	m	6.5	m	4.7%
- in percentage of sales	3.9%		3.8%
Operating profit (continuing operations)	6.6	m	6.3	m	4.5%
- in percentage of sales	3.8%		3.7%
Net income	1.6	m	8.0	m	-80.5%
- in percentage of sales	0.9%		4.1%
Earnings per share (CHF)					-80.4%
- basic	0.70		3.57		-80.9%
- diluted	0.68		3.57
Cash earnings per share (CHF)
- basic	6.78		10.28		-34.1%
- diluted	6.59		10.28		-35.9%

Leica Geosystems, 4 February, 2004	4	3rd Quarter Results FY2003/04

Year to date Results FY2003/04 of Leica Geosystems at a Glance

	Current		Prior
	year		year
(in million Swiss Francs)	(01.04.03 to		(01.04.02 to		Changes
	26.12.03)		27.12.02)		(%)

ORDER INTAKE (continuing operations)	518.6	m	517.5	m	0.2%
SALES — Continuing operations	504.1	m	478.6	m	5.3%
Surveying & Engineering	309.0	m	296.0	m	4.4%
GIS & Mapping	69.1	m	74.0	m	-6.6%
Consumer Products	41.4	m	34.0	m	21.7%
Metrology	49.4	m	43.3	m	14.2%
New Businesses	9.5	m	10.0	m	-4.8%
Special Products (continuing operations)	25.6	m	19.7	m	30.1%
Central Services	0.0	m	1.6	m	—
Gross margin (continuing operations)
in percentage of sales	51.1%		52.7%		-1.7pts
EARNINGS
EBITDA (continuing operations)	74.7	m	52.2	m	43.2%
- in percentage of sales	14.8%		10.9%
EBITA (continuing operations)	61.3	m	37.9	m	61.7%
- in percentage of sales	12.2%		7.9%
EBIT (continuing operations)	23.2	m	3.1	m	653.8%
- in percentage of sales	4.6%		0.6%
Operating profit (continuing operations)	22.1	m	3.0	m	634.2%
- in percentage of sales	4.4%		0.6%
Net income	3.5	m	6.9	m	-49.60%
- in percentage of sales	0.7%		1.2%
Earnings per share (CHF)
- basic	1.56		3.05		-48.9%
- diluted	1.53		3.04		-49.7%
Cash earnings per share (CHF)
- basic	23.38		22.91		2.1%
- diluted	22.94		22.91		0.1%

Leica Geosystems, 4 February, 2004	5	3rd Quarter Results FY2003/04

3rd Quarter FY 2003/04 Divisional Results Leica Geosystems

	Percentage
	of	Division	Division	EBITDA-
Division	Total Sales	Sales	EBITDA	Margin % of
	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	61%	105.9m	21.2m	20.0%
GIS & Mapping	13%	23.2m	0.3m	1.2%
Consumer Products	9%	15.0m	1.8m	12.2%
Metrology	11%	18.4m	3.0m	16.4%
New Businesses	1%	2.4m	-2.7m	-112.1%
Special Products	5%	9.5m	4.2m	43.6%
Central Services	0%	0.0m	-3.9m	—
Total 3rd Quarter	100%	174.4m	23.9m	13.7%

Year to date FY 2003/04 Divisional Results Leica Geosystems

	Percentage
	of	Division	Division	EBITDA-
Division	Total Sales	Sales	EBITDA	Margin of
	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	61%	309.0m	59.4m	19.2%
GIS & Mapping	14%	69.1m	5.6m	8.1%
Consumer Products	8%	41.4m	5.0m	12.1%
Industrial Measurement	10%	49.4m	10.7m	21.6%
New Businesses	2%	9.5m	-6.2m	-65.1%
Special Products	5%	25.6m	9.0m	35.2%
Central Services	0%	0.0m	-8.8m	—
Total Year to date	100%	504.1m	74.7m	14.8%

* * *

Leica Geosystems, 4 February, 2004	6	3rd Quarter Results FY2003/04

Balance Sheet Summary Leica Geosystems

Balance Sheet Summary*	FY04		FY04		FY04		FY03		FY03
	Dec.26,		Sep.26,		June 27,		March 31,		Dec.27,
(in million Swiss Francs)	2003		2003		2003		2003		2002

Net Working Capital (NWC)	109.3	m	125.6	m	128.2	m	112.1	m	143.3	m
NWC / Sales	15.7%		19.2%		19.3%		16.0%		18.2%
Total Assets	685.2	m	688.1	m	693.1	m	683.1	m	749.1	m
Net Debt**	150.3	m	159.6	m	166.5	m	154.0	m	220.3	m
Total Equity	312.0	m	314.7	m	312.3	m	313.6	m	305.7	m
Equity / Assets Ratio	45.5%		45.7%		45.1%		45.9%		40.8%
Capital Expenditures on Tangible and Intangible Assets (excl.Goodwill)	16.3	m	15.3	m	11.8	m	17.2	m	11.7	m
Goodwill	174.0	m	168.3	m	172.5	m	177.5	m	197.6	m
Cash provided on Operating activities	28.5	m	18.0	m	7.1	m	27.4	m	16.2	m

*)	Balance Sheet as of March 31, 2003 reflects the impact of the divestments of Wiltronic and Leica Vectronix.
**)	Q3 FY04 amount is shown net of cash of CHF 2.2 million and capitalized dept issue cost/discounts of CHF 3.1 million.

* * *

Share Related Data Leica Geosystems

2,222,564 Registered shares

-	@	50 CHF nominal per share: Share capital CHF 111.1m
-	@	140.4 CHF carrying amount per share: Shareholders’ equity: CHF 312m
-	@	192.7 CHF average quarterly share price:
Market capitalization (average 3rd quarter): CHF 428.3m

* * *

Comprehensive and detailed information on Leica Geosystems’ third quarter FY 2003/04 results is available on our website www.leica-geosystems.com, Investor Relations, Shareholder News No 14.

* * *

Contact Person:

George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct) Telephone (operator)	+41 +41	(0)71 727 3064 (0)71 727 3131	E-Mail Fax	George.Aase@leica-geosystems.com +41 (0)71726 5064

Leica Geosystems, 4 February, 2004	7	3rd Quarter Results FY2003/04

Leica Geosystems’ Shareholder News

Issue 14 – Heerbrugg (Switzerland), 4 February, 2004

Third Quarter – Fiscal Year 2004

At a Glance

•	Sales increase 1.8% to CHF 174.4 million; 3.4% on a currency-adjusted basis;
•	Order intake of CHF 179.7 million with a corresponding book-to-bill ratio of 1.03;
•	EBIT of CHF 6.8 million up from CHF 6.5 million (continuing operations) in Q3 FY03;
•	EBITDA of CHF 23.9 million (13.7%) up from CHF 22.6 million (13.2%) in Q3 FY03 (continuing operations);
•	Net income of CHF 1.6 million compared with adjusted net income of CHF 2.0 million in Q3 FY03 (excludes contribution from discontinued operations);
•	Improved net working capital ratio to sales of 15.7% of sales compared with 18.2% in Q3 FY03;
•	Operating cash flow of CHF 28.5 million up from CHF 11.8 million in Q3 FY03 (continuing operations).

Contents

Sales

2
Operating Expenses
Earnings

4
Balance Sheet and Cash Flow

5
Divisional Performance

8
Other Matters
Business Outlook

9
Condensed Financial
Statements

15
Notes to the Financial
Information

Sales

Market position solid in advance of new product releases

Third quarter sales from continuing operations increased 1.8% over the previous year, rising to CHF 174.4 million; sales in local currency grew by 3.4%. Our market position remains very strong across all divisions, as anticipation of new products begins to grow. We enter the fourth quarter with a healthy order book, evidenced by order intake of CHF 179.7 million and a corresponding book-to-bill ratio of 1.03. Our primary challenge for the upcoming quarter will be to ensure the timely launch and shipment of our many new products.

Financial Overview

Third quarter sales by Region

In Surveying & Engineering, sales grew by 2.1%, or 2.6% on a currency-adjusted basis, fueled by healthy demand for both our top-end Surveying Systems (TPS/GPS) as well as mid-range construction products. Sales growth in the Metrology division was robust (+10.8%), with particularly strong results in the US market. In Consumer Products, sales continued to improve over the previous year (+4.9%), with renewed strength in central Europe and the UK. GIS & Mapping and Cyra sales were both heavily impacted by the weaker US Dollar, which declined by 11.8% in comparison with the previous year. Sales in GIS & Mapping were lower by (11.8%), and lower by (5%) on a currency-adjusted basis. Cyra sales declined by (37.7%) in the third quarter ahead of shipments of the new HDS 3000 products planned for the end of March.

Gross profit margins remain above 50% with strength in core surveying business

Margins remained above 50% in the third quarter, with a slight improvement over the second quarter, but were below previous year levels. Margins rebounded strongly in Surveying & Engineering as demand for top-end Surveying Systems favorably impacted the product mix in that division. Margins in the Consumer Products division also recovered. In our other divisions, margins retreated from Q2 levels, as product mix and phase-out programs for older generation products impacted results. Year-to-date margins through December were 51.1%.

Stable operating costs despite increased marketing expenses

Operating expenses were CHF 81.3 million, or 47% of sales, in the third quarter, on par with the previous year but 4.7% above the second quarter. Operating costs this quarter were mainly impacted by higher marketing and selling costs, as several divisions initiated large marketing campaigns in advance of product launches. Marketing and selling costs were CHF 1.1 million higher than the previous year and rose CHF 2.2 million against the second quarter. In contrast to marketing and selling costs, general and administrative costs declined in the third quarter, and were CHF 1.9m lower than the previous year. Costs in this category were lower due to the on-going benefits of Fit-Together, combined with the favorable impact of a lower US dollar.

Quarterly Operating Expenses

Net research and development expenses were CHF 16.3 million, in line with the previous year and the second quarter. Net research and development expenses amounted to 9.3% of total sales this quarter, consistent with the high level of product development at present. Cash costs and amortization increased during the quarter, but were offset by increased capitalization, as many projects approach final development stages.

Net currency exposure hedged at over 60%

The Company has a net foreign currency exposure of approximately CHF 121 million, of which 12% is in US Dollars, 60% in Euro, 16% in Sterling, and the balance in other currencies. At the end of the third quarter, approximately 62% of this net exposure has been hedged forward for the coming twelve months. The balance sheet is also exposed to movements in exchange rates, with approximately 50% of intangible assets and material levels of working capital in US Dollars. Net translation adjustments to equity in the third quarter were a negative CHF 6.7 million.

Moderate gains in operating profits

Operating profits rose moderately in the third quarter compared with the previous year, as gains from higher sales were partially offset by lower gross margins. EBIT from continuing operations grew to CHF 6.8 million, or 3.9% of sales, compared with CHF 6.5 million, or 3.8% of sales, in the previous year. Current period EBITDA from continuing operations was CHF 23.9 million, or 13.7% of sales, compared with CHF 22.6 million, or 13.2% of sales, in the pre-

Financial Overview

Results at a glance

Third Quarter			(In million CHF)	Year to date

Changes	Prior	Current		Current	Prior	Changes
(%)	year	year		year	year	(%)
	(28.09.02 to	(27.09.03 to		(01.04.03 to	(01.04.02 to
	27.12.02)	26.12.03)		26.12.03)	27.12.02)
-0.2%	180.0	179.7	ORDER INTAKE - Continuing operations	518.6	517.5	0.2%
1.8%	171.3	174.4	SALES - Continuing operations	504.1	478.6	5.3%
2.1%	103.7	105.9	Surveying & Engineering	309.0	296.0	4.4%
-11.8%	26.3	23.2	GIS & Mapping	69.1	74.0	-6.6%
4.7%	14.3	15.0	Consumer Products (Disto)	41.4	34.0	21.7%
10.8%	16.6	18.4	Metrology	49.4	43.3	14.2%
-37.7%	3.9	2.4	New Businesses (Cyra)	9.5	10.0	-4.8%
56.3%	6.1	9.5	Special Products - Continuing operations	25.6	19.7	30.1%
n.m	0.4	0.0	Central Services	0.0	1.6	n.m.
			Gross margin (Continuing operations)
-0.9%	51.3%	50.4%	in percentage of sales	51.1%	52.7%	-1.7%
			EARNINGS
5.7%	22.6	23.9	EBITDA - Continuing operations	74.7	52.2	43.2%
	13.2%	13.7%	- in percentage of sales	14.8%	10.9%
8.6%	18.0	19.5	EBITA - Continuing operations	61.3	37.9	61.7%
	10.5%	11.2%	- in percentage of sales	12.2%	7.9%
4.7%	6.5	6.8	EBIT - Continuing operations	23.2	3.1	653.8%
	3.8%	3.9%	- in percentage of sales	4.6%	0.6%
4.5%	6.3	6.6	Operating profit/(loss) - Contin. operat	22.1	3.0	634.2%
	3.7%	3.8%	- in percentage of sales	4.4%	0.6%
-80.5%	8.0	1.6	Net income / (loss)	3.5	6.9	-49.6%
	4.1%	0.9%	- in percentage of sales	0.7%	1.2%
			Earnings per share (CHF)
-80.4%	3.57	0.70	- basic	1.56	3.05	-48.9%
-80.9%	3.57	0.68	- diluted	1.53	3.04	-49.7%
			Cash earnings per share (CHF)
-34.1%	10.28	6.78	- basic	23.38	22.91	2.1%
-35.9%	10.28	6.59	- diluted	22.94	22.91	0.1%

vious year. For the year to date, EBIT was 23.2 million, or 4.6% of sales, compared with CHF 3.1 million in the previous year. Year to date EBITDA from continuing operations stands at CHF 74.7 million, or 14.8% of sales, in comparison with the previous years level of CHF 52.2 million, or 10.9% of sales.

Total finance costs in the third quarter were CHF 3.6 million versus CHF 3.2 million in the previous year. Cash interest costs were CHF 3.5 million for the quarter, on par with the previous year. The benefit of lower interest rates on our revolving debt was offset by higher Euro-denominated costs on the High-Yield Bond. Amortization costs were CHF 0.2 million in the quarter. Taxes in the third quarter were CHF 1.7 million compared with CHF 1.3 million in the previous year.

Net income for the quarter was CHF 1.6 million, or CHF 0.70 per share, compared with an adjusted net income of CHF 2.0 million in the previous year (adjusted for CHF 6.0 million in operating profit from discontinued operations divested in January 2003). Cash earnings per share for the third quarter were CHF 6.78, compared with a reported CHF 10.28 in the previous year.

Financial Overview

Balance Sheet Summary *	FY04	FY04	FY04	FY03	FY03
	Dec. 26,	Sep. 26,	June 27,	March 31,	Dec. 27,
(Amounts in million CHF)	2003	2003	2003	2003	2002
Net Working Capital (NWC)	109.3	125.6	128.2	112.1	143.3
NWC/Sales	15.7%	19.2%	19.3%	16.0%	18.2%
Total Assets	685.2	688.1	693.1	683.1	749.1
Net Debt **	150.3	159.6	166.5	154.0	220.3
Total Equity	312.0	314.7	312.3	313.6	305.7
Equity / Assets Ratio	45.5%	45.7%	45.1%	45.9%	40.8%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	16.3	15.3	11.8	17.2	11.7
Goodwill	174.0	168.3	172.5	177.5	197.6
Cash provided in Operating activities	28.5	18.0	7.1	27.4	16.2

*) Balance Sheet as of March 31, 2003 reflects the impact of the divestments of Wiltronic and Leica Vectronix.

**) Q3 FY04 amount is shown net of cash of CHF 2.2 million and capitalized debt issue cost/discounts of CHF 3.1 million.

Balance Sheet and Cash Flow

Improvements in net working capital generate strong operating cash flow

Net working capital was 15.7% of sales at the end of the third quarter, significantly improved over previous quarters. In relation to the second quarter, net working capital improvements were realized in all major categories, including trade receivables, where Days Sales Outstanding (DSO) improved 7 days to 69 DSO, Net Inventory, where the average Days In Inventory (DII) fell 17 days to 139, and Accounts Payable, where Days Payables Outstanding (DPO) increased 4 days to 67.

Operating cash flow from continuing operations was CHF 28.5 million (16.3% of sales) compared with CHF 11.8 million (6.8% of sales) in the previous year. Capital Expenditures were CHF 16.3 million, with tangible capital expenditures of CHF 4.7 million, and intangible capital expenditures of CHF 11.6 million. Net cash used for investing activities in the third quarter included CHF 6.5 million for the acquisition of the assets of Tritronics (Australia) in October 2003. In the previous year, the Company generated CHF 4.2 million in proceeds from the sales of buildings in Heerbrugg. Free Operating Cash Flow, net of capital expenditures, cash generated from disposal of assets, and cash used for acquisitions, was CHF 5.8 million, versus CHF 4.5 million in the previous year.

Further decline in Net Debt

Net debt at the end of the third quarter was CHF 150.3 million, a decline of CHF 9.0 million compared with the second quarter. Net debt is comprised of # 65.0 million in long-term, high-yield bonds (equivalent to CHF 101.3 million at quarter end), CHF 46.2 million under the Revolving Credit Facility and CHF 3.6 million in various other borrowings, less cash of CHF 2.2 million and capitalized debt issue costs of CHF 3.1 million.

Divisional Results

Divisional Performance

Surveying & Engineering Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
2.1%	2.2	103.7	105.9	SALES	309.0	296.0	13.1	4.4%
2.6%	0.4	15.6	16.0	EBIT	44.5	38.1	6.4	16.9%
11.0%	2.1	19.1	21.2	EBITDA	59.4	49.5	9.9	20.0%
1.6 pts	—	18.4%	20.0%	EBITDA Margin	19.2%	16.7%	—	2.5 pts

Sales in Surveying and Engineering rose by 2.1% to CHF 105.9 million in the third quarter, up from CHF 103.7 million in the previous year. On a currency-adjusted basis, sales would have increased by 2.6% above the previous year. The strength of the Surveying Systems (TPS/GPS) business in the quarter had a favorable impact on margins. Demand for lower-end products in the Survey Instruments segment also remained strong, with the TPS 400 and GS20 both performing very well. Regionally, sales in the US grew by 12% on a local currency basis, as sales momentum in this region builds. European markets were more or less stable, whereas in Asia, sales were slightly lower across the region, mainly from the influence of the lower US dollar on dollar-linked currencies. The division’s EBITDA margin recovered to 20% in the quarter, in large part due to a favorable sales mix.

GIS & Mapping Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
-11.8%	-3.1	26.3	23.2	SALES	69.1	74.0	-4.9	-6.6%
-2234.6%	-2.9	-0.1	-3.1	EBIT	-4.6	-8.3	3.6	44.0%
-91.0%	-2.9	3.1	0.3	EBITDA	5.6	3.2	2.4	74.7%
-10.8 pts	—	12.0%	1.2%	EBITDA Margin	8.1%	4.3%	—	3.8 pts

The GIS & Mapping division recorded sales of CHF 23.2 million in the third quarter, a decline of 11.8% against the previous year, and a decline of 5.0% on a currency-adjusted basis. The results for the quarter were negatively impacted by several orders for sensors that slipped into later quarters, partially offset by strong sales of IMAGINE products, the division’s market leading suite of geographic imaging software, in the US market. During the quarter the division successfully released the Leica Photogrammetry Suite. Profitability in the quarter declined against the previous year as a result of lower sales volume, a lower proportion of software sales in the mix, and various one-off charges recorded in the quarter.

Divisional Results

Consumer Products Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
4.9%	0.7	14.3	15.0	SALES	41.4	34.0	7.3	21.6%
-3.7%	0.0	0.7	0.6	EBIT	1.1	0.9	0.2	21.7%
-23.3%	-0.6	2.4	1.8	EBITDA	5.0	4.4	0.6	14.1%
-4.5 pts	—	16.7%	12.2%	EBITDA Margin	12.1%	12.9%	—	-0.8 pts

In the Consumer Products division, sales increased 4.9% above the previous year, which was the launch quarter for the DISTO™ 5. Currency-adjusted sales growth was 4.0%, reflecting the impact of a stronger Euro against the Swiss franc. Sales in Central Europe, including the UK, along with Asia, recovered from recent lows, contributing to the growth in sales this quarter. EBITDA in the quarter was lower due to a larger proportion of DISTO™ Lite sales in the sales mix, combined with sales of older generation DISTO™ Pro units in advance of new products coming to market in the fourth quarter.

Metrology Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
10.8%	1.8	16.6	18.4	SALES	49.4	43.3	6.1	14.1%
-39.4%	-0.9	2.2	1.4	EBIT	5.8	5.2	0.6	10.8%
-19.5%	-0.7	3.8	3.0	EBITDA	10.7	8.6	2.1	24.8%
-6.2 pts	—	22.6%	16.4%	EBITDA Margin	21.6%	19.8%	—	1.8 pts

The Metrology division recorded sales of CHF 18.4 million, an increase of 10.8%, and 14.8% on a currency-adjusted basis. General momentum in the US market remained strong, with solid performance in military aerospace projects, as well as key accounts in the automotive sector. European sales were also solid in the third quarter, particularly in central and southern Europe. The division’s order book remains healthy, as demand continues to build for the new T-Products. The division expects to begin first shipments of these products towards the end of the fourth quarter. The division recorded a lower EBITDA margin in the quarter, reflecting decreased capitalization of research & development costs, coupled with a greater proportion of lower margin products in the sales mix.

Divisional Results

New Businesses Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
-37.7%	-1.5	3.9	2.4	SALES	9.5	10.0	-0.5	-5.2%
-38.0%	-1.3	-3.5	-4.8	EBIT	-12.5	-13.5	1.0	7.2%
-89.3%	-1.3	-1.4	-2.7	EBITDA	-6.2	-7.0	0.8	11.6%
-75.2 pts	—	-36.9%	-112.1%	EBITDA Margin	-65.1%	-69.8%	—	4.7 pts

Cyra sales slowed in the third quarter in advance of shipments of the new HDS 3000 products, which are planned to start at the end of March. During the quarter the division conducted extensive world-wide road shows for the HDS 3000, and was encouraged by the robust order gathering during these events. During the quarter, Cyra sold the older generation 2500 with attractive upgrade options, and continued to increase its proportion of software sales, which reached 34% of total revenue in the quarter.

Special Products Division

Third Quarter				Sales and results	Year to date
				(In million CHF)
Change		Prior	Current		Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)
56.3%	3.4	6.1	9.5	SALES	25.6	19.7	5.9	30.1%
755.9%	3.0	0.4	3.4	EBIT	6.9	3.8	3.1	81.8%
277.9%	3.1	1.1	4.2	EBITDA	9.0	6.3	2.8	44.3%
25.6 pts	—	18.0%	43.6%	EBITDA Margin	35.2%	31.7%	—	3.5 pts

The Special Products division includes our Polymeca mechanical engineering manufacturing facility, the GPS Marine business, and our 50% participation in Leica Instruments, Singapore. Sales from continuing operations exceeded the previous year by 56.3% in the third quarter. The division generated EBITDA of CHF 4.2 million in the quarter.

Other Matters / Outlook

Other Matters

Employees

The Company had 2,377 employees at the end of December 2003, an increase of 39 above the level at the end of September 2003. The geographical distribution of our workforce at the end of the quarter was as follows: 58% in Europe (including Heerbrugg), 25% in the Americas, and 17% in Asia and the rest of the world.

Divestment of minority interest – SwissOptic and Escatec

In January 2004, after the close of our third quarter, we concluded two separate transactions for the sale of our 25% holdings in SwissOptic and Escatec (formerly Wiltronic). We received combined proceeds of CHF 7.1 million, and expect to record a small net gain in the fourth quarter.

Date set for launch of new TPS and GPS instruments

On February 16, 2004, we will launch our new range of TPS and GPS products. This new range of products will offer unprecedented performance, with users expected to recognize significant productivity gains, depending on their current configuration. The specific details of the new products will be provided in a formal media release on February 16. The new products should be available for shipment towards the end of the fourth quarter.

2,222,564 registered shares
– @ 50 CHF nominal per share: Share capital CHF 111.1m
– @ 140.4 CHF carrying amount per share: Shareholders’ equity CHF 312.0m
– @ 192.7 CHF average quarterly share price:
Market capitalization (average 3nd quarter) CHF 428.3m

Business Outlook –Full Year 2004

(Barring any unforeseen circumstances)

During the fourth quarter we expect to begin shipments of several new products. Market response to these new products has been very positive and should be reflected in our sales figures over the next three to six months. However, since our last guidance the US Dollar has weakened further against the Swiss Franc. Accordingly, we now expect Swiss Franc sales for this fiscal year to grow between 5% and 6%. In terms of earnings, as previously communicated, we continue to expect our EBITDA margin for the full year to be comfortably above the previous year, and net income for the year to be positive.

On behalf of the Board of Directors, the management team and the employees of Leica Geosystems, thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana	Hans Hess
Chairman of the	CEO and Member
Board	of the Board of
Leica Geosystems	Directors
Leica Geosystems

Financial Statements

CONDENSED FINANCIAL STATEMENTS

LEICA GEOSYSTEMS HOLDINGS AG

3 Months (3rd Quarter)
for the periods from September 28, 2002 to December 27, 2002 and September 27, 2003 to December 26, 2003

9 Months (Year to date)
for the periods from April 1, 2002 to December 27, 2002
and April 1, 2003 to December 26, 2003

According to International Financial Reporting Standards (IFRS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 27, 2003 to	Sep. 28, 2002 to	April 1, 2003 to	April 1, 2002 to
	Dec. 26, 2003	Dec. 27, 2002	Dec. 26, 2003	Dec. 27, 2002

	CHF	CHF	CHF	CHF
Total Sales	174’396	196’295	504’154	560’639
Sales from discontinued operations		25’026	—	81’982
Sales from continuing operations	174’396	171’269	504’154	478’657
Cost of sales	-86’453	-83’423	-246’710	-226’198

Gross profit	87’944	87’846	257’444	252’459
Research and development costs	-16’273	-16’355	-49’244	-46’280
Selling and marketing costs	-40’781	-39’728	-117’867	-121’926
General and administrative costs	-18’689	-20’565	-57’113	-62’281
Other operating income/(expense) net	-5’613	-4’585	-11’144	-18’009
Gain/(loss) on disposal of property, plant and equipment net	23	-287	51	-936

Operating result from continuing operations	6’611	6’327	22’127	3’027
Operating result from discontinued operations	—	5’985	—	21’503

Operating result	6’611	12’312	22’127	24’530
Income from associated companies	203	183	1’032	20
Finance costs	-3’573	-3’183	-11’144	-13’210

Income before tax	3’241	9’312	12’015	11’340
Income tax expense	-1’683	-1’317	-8’561	-4’487

Net income	1’558	7’995	3’454	6’853

Weighted average number of ordinary shares in issue	2’222’564	2’237’039	2’215’043	2’246’409
Basic earnings per share (single CHF)	0.70	3.57	1.56	3.05

Adjustments for share options	63’186	—	42’688	9’461
Weighted average number of shares for diluted earnings per share	2’285’750	2’237’039	2’257’731	2’255’870
Diluted earnings per share (single CHF)	0.68	3.57	1.53	3.04

10	ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	unaudited	unaudited	audited

	Dec. 26, 2003	Sep. 26, 2003	March 31, 2003

	CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents	2’160	2’113	1’701
Trade accounts receivable	138’986	143’834	141’624
Inventories	111’660	112’894	104’507
Prepayments and accrued income	5’950	10’228	12’999
Other current assets	21’095	19’972	15’039

Total current assets	279’851	289’040	275’870

Non-current assets
Property, plant and equipment	89’653	90’095	93’545
Goodwill	174’022	168’291	177’484
Other intangible assets	98’120	94’435	92’066
Investments in associates	9’280	9’053	8’091
Deferred taxes	32’292	35’258	34’202
Other non-current assets	1’972	1’909	1’795

Total non-current assets	405’339	399’042	407’183

TOTAL ASSETS	685’190	688’082	683’053

of which discontinued operations	—	—	—

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	77	522	1’269
Loans and borrowings	6’386	3’780	5’829
Trade accounts payable	58’134	54’909	57’891
Advance payments	4’780	700	502
Accrued compensation	31’395	31’741	26’127
Other accrued liabilities	39’052	34’294	32’831
Provisions	8’034	7’713	10’609
Corporate tax, current	15’343	19’734	20’201
Other current liabilities	11’678	12’249	13’910

Total current liabilities	174’879	165’642	169’169

of which discontinued operations	—	—	—

Non-current liabilities
Loans and borrowings
Revolving Credit Facility	44’987	57’532	52’945
9 7/8% Notes	99’437	98’426	93’842
Other loans & borrowings	1’536	1’429	1’959
Pension obligations	11’433	11’834	12’959
Deferred taxes	37’186	35’379	35’132
Other non-current liabilities	3’694	3’112	3’427

Total non-current liabilities	198’271	207’712	200’264

Total liabilities	373’150	373’354	369’433

SHAREHOLDERS’ EQUITY
Share capital	111’129	110’768	110’478
Share premium	62’493	60’432	59’918
Reserves	250’788	250’788	250’788
Accumulated deficit	-73’148	-74’706	-76’602
Hedging and currency translation adjustment	-39’222	-32’553	-30’962

Total shareholders’ equity	312’040	314’728	313’620

TOTAL LIABILITIES AND EQUITY	685’190	688’082	683’053

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)	11

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

	No.	CHF	CHF	CHF	CHF	CHF

Balance at March 31, 2002	2’251’101	112’554	316’178	-98’517	2’060	332’275

Issuance of common stock	3’154	158	444	—	—	602
Treasury shares movement	-17’216	-861	-5’201	—	—	-6’062
Net Income	—	—	—	6’853	—	6’853
Cash flow hedging adjust. (net of tax)	—	—	—	—	955	955
Currency translation adjustment	—	—	—	—	-28’954	-28’954

Balance at December 27, 2002	2’237’039	111’852	311’421	-91’664	-25’939	305’669

Balance at March 31, 2003	2’209’554	110’478	310’706	-76’602	-30’962	313’620

Issuance of common stock	9’248	463	2’079	—	—	2’542
Treasury shares movement	3’762	188	496	—	—	685
Net Income	—	—	—	3’454	—	3’454
Cash flow hedging adjust. (net of tax)	—	—	—	—	-652	-652
Currency translation adjustment	—	—	—	—	-7’608	-7’608

Balance at December 26, 2003	2’222’564	111’129	313’282	-73’148	-39’222	312’040

12	ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousand CHF)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 27, 2003 to	Sep. 28, 2002 to	April 1, 2003 to	April 1, 2002 to
	Dec. 26, 2003	Dec. 27, 2002	Dec. 26, 2003	Dec. 27, 2002

	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:
Operating profit/(loss)	6’611	12’312	22’127	24’530
Net interest expense paid	-5’903	-5’608	-12’939	-13’517
Taxes paid	-1’998	-1’192	-9’484	-3’320
Depreciation and amortization	17’124	16’537	51’554	50’223
Other non-cash items	281	-1’585	480	-936
Changes in net working capital	12’423	-4’306	1’893	-12’205

Cash provided by / (used in) operating activities	28’537	16’158	53’632	44’775

of which discontinued operations	—	4’334	—	13’790

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-4’673	-2’056	-11’845	-14’493
Cash expended on intangible assets	-11’639	-9’627	-31’656	-30’116
Cash expended on acquisition	-6’469	-129	-11’899	-313
Disposal of subsidiary, net of cash	—	—	7’000	—
Sale of assets	—	4’201	1’500	17’390

Cash provided by / (used in) investing activities	-22’781	-7’611	-46’901	-27’532

of which discontinued operations	—	-270	—	-1’251

Cash Flows from Financing Activities:
Loans and borrowings	-6’571	-5’294	-6’474	-16’231
Debt issuance costs	—	—	-1’336	—
Proceeds from issue of share capital and own shares	748	-349	1’552	-566

Cash provided by /(used in) financing activities	-5’822	-5’643	-6’258	-16’797

of which discontinued operations	—	-1’877	—	-9’665

Effect of exchange rate changes on cash and cash equivalents	113	-163	-14	-458

Net increase/(decrease) in cash and cash equivalents	47	2’741	459	-12
Cash and cash equivalents at beginning of specified period	2’113	237	1’701	2’990

Cash and cash equivalents at end of specified period	2’160	2’978	2’160	2’978

of which discontinued operations	—	2’921	—	2’921

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)	13

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED SEGMENT INFORMATION
(in thousand CHF)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 27, 2003 to	Sep. 28, 2002 to	April 1, 2003 to	April 1, 2002 to
	Dec. 26, 2003	Dec. 27, 2002	Dec. 26, 2003	Dec. 27, 2002

	CHF	CHF	CHF	CHF
Sales to external customers:
Surveying & Engineering	105’876	103’682	309’049	295’993
GIS & Mapping	23’208	26’300	69’126	74’016
Consumer Products	14’974	14’272	41’383	34’039
Metrology	18’389	16’604	49’447	43’347
New Business	2’416	3’878	9’520	10’047

Total Segments	164’862	164’736	478’524	457’442
Special Products — Continuing operations	9’535	6’107	25’630	19’665
Special Products — Discontinued operations	—	25’026	—	81’982
Central Services	—	426	—	1’550

Total sales to external customers	174’396	196’295	504’154	560’639

Results:
Surveying & Engineering	15’992	15’494	44’539	38’097
GIS & Mapping	-2’992	-93	-4’413	-8’148
Consumer Products	637	661	1’088	894
Metrology	1’359	2’311	5’763	5’476
New Business	-4’775	-3’461	-12’508	-13’475

Total Segments	10’221	14’912	34’467	22’844
Special Products — Continuing operations	3’129	361	5’672	3’551
Special Products — Discontinued operations	—	5’985	—	21’503
Gain on sale of discontinued operations	—	—	—	—
Central Services	-6’740	-8’946	-18’012	-23’368

Total operating profit	6’611	12’312	22’127	24’530

Income/(loss) from associated companies:
Surveying & Engineering	—	89	—	-4
GIS & Mapping	-66	-38	-218	-124
Consumer Products	—	—	—	—
Metrology	—	-68	—	-275
New Business	—	—	—	—

Total Segments	-66	-17	-218	-403
Special Products — Continuing operations	294	78	1’191	301
Special Products — Discontinued operations	—	—	—	—
Central Services	-25	122	59	122

Total associates gain/(loss)	203	183	1’032	20

Depreciation and Amortization:
Surveying & Engineering	-5’220	-3’530	-14’892	-11’445
GIS & Mapping	-3’342	-3’279	-10’233	-11’479
Consumer Products	-1’192	-1’723	-3’908	-3’485
Metrology	-1’664	-1’515	-4’935	-3’374
New Business	-2’067	-2’031	-6’309	-6’462

Total Segments	-13’485	-12’078	-40’277	-36’245
Special Products — Continuing operations	-733	-676	-2’155	-2’371
Special Products — Discontinued operations	—	-408	—	-1’103
Central Services	-2’905	-3’375	-9’122	-10’504

Total depreciation and amortization	-17’123	-16’537	-51’554	-50’223

EBITDA:
Surveying & Engineering	21’212	19’113	59’430	49’538
GIS & Mapping	284	3’148	5’601	3’207
Consumer Products	1’829	2’384	4’996	4’379
Metrology	3’023	3’758	10’697	8’575
New Business	-2’707	-1’430	-6’199	-7’013

Total Segments	23’640	26’973	74’526	58’686
Special Products — Continuing operations	4’157	1’115	9’018	6’223
Special Products — Discontinued operations	—	6’393	—	22’606
Central Services	-3’860	-5’449	-8’831	-12’742

Total EBITDA	23’937	29’032	74’713	74’773

14	ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

1   Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2003.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the Fiscal Year ended March 31, 2003.

2   Finance costs

Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 27, 2003 to	Sep. 28, 2002 to	April 1, 2003 to	April 1, 2002 to
	Dec. 26, 2003	Dec. 27, 2002	Dec. 26, 2003	Dec. 27, 2002

	CHF	CHF	CHF	CHF
Interest income	17	72	42	414
Interest expense:
Revolving Credit Facility	-917	-1’127	-2’822	-4’281
9 7/8% Notes	-2’520	-2’212	-7’516	-7’022
Other	-34	-66	-119	-519

Total interest expense	-3’471	-3’405	-10’457	-11’822
Debt acquisition, issuance and share offering costs:
Amort. of debt acquisition cost – Revolving Credit Facility	-127	-572	-849	-1’715
Amort. of debt acquisition cost – 9 7/8% Notes	-96	-95	-287	-290

Total debt acquisition, issuance and share offering costs	-223	-768	-1’136	-2’106
Foreign exchange gains/(losses) on borrowings	104	918	407	304

Total finance costs	-3’573	-3’183	-11’144	-13’210

3   Acquisition of Tritronics (Australia)

On October 13, 2003 Leica Geosystems completed the acquistion of the assets and liabilities of Tritronics (Australia) in a cash transaction for AUD 12 million (CHF 11,1 million), plus a maximum earn out of an additional AUD 6 million (CHF 5,5 million) payable over three years if certain targets are met.

The acquisition will leverage the Company’s current mining-segment product offering and strengthen Leica Geosystems’ overall portfolio with complementary solutions for machine automation and site management for mining and construction. This business is reported within the business segment “Surveying & Engineering”.

The goodwill is amortized on a straight-line basis over its estimated useful life, which is assessed to be 10 years.

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)	15

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

Following is a summary of the key elements of this acquistion:

Oct. 13, 2003

CHF

Cash paid	11’095
Accrued purchase consideration	5’548

Aggregate purchase price	16’643
Acquisition expenses	804

Total purchase consideration	17’447
Fair value of net assets / liabilities acquired	(2’685)

Goodwill	14’762

Total purchase consideration	17’447
Less accrued purchase consideration	(5’548)
Less cash and cash equivalents in subsidiaries acquired	—

Cash expended on acquisition	11’899

4   Post balance sheet events

The Company sold the remaining 25% of its interest in Escatec AG (former Wiltronic) and SwissOptic AG to their majority shareholders as of January 1, 2004. Leica Geosystems received proceeds of CHF 7.1 million and realized a small gain. Both will be recorded in quarter four of the fiscal year.

There are no other events to report which could have a significant influence on the financial statements for the period ended December 26, 2003.

For electronic copies of this publication and other company information, please visit our web-site at: www.leica-geosystems.com/investor/index.htm

Company contact information:

Investor Relations: George Aase Director Investor Relations Phone +41-71-727-3064 Email: investor@leica-geosystems.com

Leica Geosystems
CH-9435 Heerbrugg
(Switzerland)
Phone +41 71 727 31 31
Fax +41 71 727 46 73
www.leica-geosystems.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 5 February, 2004	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer